UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 26, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES SECOND QUARTER AND SIX MONTH 2004

FINANCIAL AND OPERATING RESULTS

— 61% YEAR-ON-YEAR INCREASE IN NET OPERATING REVENUES —

— 73% YEAR-ON-YEAR INCREASE IN NET INCOME —

— 75% YEAR-ON-YEAR INCREASE IN OIBDA —

— APPROXIMATELY 18.3 MILLION SUBSCRIBERS —

— COMMERCIAL OPERATIONS IN 70 REGIONS OF RUSSIA —

Moscow and New York (August 26, 2004)-Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia, today announced its financial and operating results for the quarter and six months ended June 30, 2004. During the second quarter, the Company reported rapid subscriber growth in the regions and increases in net operating revenues, OIBDA and net income. Consolidated financial statements of VimpelCom and consolidated financial statements of VimpelCom-Region, VimpelCom’s subsidiary for regional development, are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are pleased with the Company’s performance in the second quarter. We added approximately 3 million new subscribers, our largest quarterly increase in new subscribers in the Company’s history. We launched five new networks in the regions and gained access to operations in three regions in the Far East through an acquisition. In addition, our financial results continue to strengthen, with our OIBDA margin reaching a new high of 49.8%.” Mr. Izosimov continued: “We are pleased to see progress with the supply of numbering capacity and we look forward to continued strong growth, particularly in the Russian regions.”

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VimpelCom Announces Second Quarter And Six Month 2004 Financial and Operating Results

Key Financial and Operating Indicators

(Definitions as well as reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to its most directly comparable U.S. GAAP financial measures are presented below in the attachment)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Change Y-on-Y (%)	Six months ended June 30, 2004	Six months ended June 30, 2003	Change Y-on-Y (%)
Net operating revenues (US$,000)	490,901	304,440	61.2%	908,598	548,877	65.5%
OIBDA (US$,000) (1)	244,694	139,929	74.9%	446,719	247,865	80.2%
OIBDA margin (2)	49.8%	46.0%	—	49.2%	45.2%	—
Gross margin (US$,000) (3)	406,217	249,022	63.1%	748,358	445,592	67.9%
Gross margin percentage (4)	82.7%	81.8%	—	82.4%	81.2%	—
Net income (US$,000)	90,955	52,647	72.8%	167,086	94,034	77.7%
Net income per share (US$)	2.26	1.38	63.8%	4.16	2.47	68.4%
Net income per ADS (US$) (5)	1.70	1.04	63.5%	3.12	1.85	68.6%
ARPU (US$) (6)	10.8	14.3	-24.7%	10.8	13.9	-22.6%
MOU, revised definition (min) (7)	96.3	100.2	-3.9%	94.1	94.4	-0.4%
SAC (US$) (8)	14.1	21.1	-33.0%	15.3	21.0	-27.2%

Significant improvements in VimpelCom’s financial and operating results in the second quarter of 2004, as compared with the second quarter of 2003, were achieved largely as a result of rapid subscriber growth combined with the effects of economies of scale, efficient cost control and lower acquisition costs per subscriber in the regions outside of Moscow.

The Company’s financial results include the activities in the Moscow license area and in the regions. Net operating revenues, excluding inter-company transactions, for Moscow stand-alone and the regions in the second quarter of 2004 were $289.1 million and $201.8 million, respectively. Net income for Moscow stand-alone and in the regions in the second quarter of 2004 was $68.9 million and $43.0 million, respectively.

Selling, general and administrative (“SG&A”) expenses, as a percentage of net operating revenues, improved to 32.3% reported in the second quarter of 2004 as compared with 35.1% in the second quarter of 2003. In part, it was caused by a temporary decrease in subscriber acquisition costs in Moscow in the second quarter of 2004 due to the transition from payments of a one-time dealer commission to payments of dealer commissions over six months.

VimpelCom’s total capital expenditures for the second quarter of 2004 were approximately $272.4 million, spent for the purchase of long-lived assets. On June 30, 2004, VimpelCom acquired approximately 93.5% of

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VimpelCom Announces Second Quarter And Six Month 2004 Financial and Operating Results

the outstanding shares of Dal Telecom International for a total purchase price of approximately US$74.1 million. Dal Telecom International, which operates in three regions in the Russian Far East, has short-term debt of approximately US$8.0 million.

As previously disclosed, in January 2004, VimpelCom adopted a new depreciation policy. Based on periodic internal studies of the useful economic lives of the Company’s property and equipment, the Company changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. This new policy was largely responsible for the increase to $62.7 million in depreciation reported for the second quarter of 2004 as compared to the $33.9 million reported for the same period in 2003. Depreciation expense did not increase significantly in the second quarter of 2004 as compared to the $57.3 million reported for the first quarter of 2004.

The Company’s MOU in the second quarter of 2004 was 96.3 minutes, a decrease of approximately 3.9% compared to 100.2 minutes recorded in the second quarter of 2003. As compared with 91.4 minutes recorded for the first quarter of 2004, MOU increased by 5.3%, primarily due to seasonal effects. ARPU for the second quarter of 2004 was approximately $10.8, a 24.7% decrease from the $14.3 reported for the second quarter of 2003. The downward trend in ARPU is caused primarily by rapid regional expansion, which increases the proportion of lower ARPU regional subscribers in the network. A very competitive environment in some regions amplifies this trend by putting additional pressure on tariffs. As compared with the first quarter of 2004, these effects were offset primarily by the seasonal increase in MOU.

Key Subscriber Statistics

	As of June 30, 2004	As of June 30, 2003	Change Y-on-Y (%)	As of Mar. 31, 2004	Change Q-on-Q (%)
Moscow license area	6,183,400	4,428,800	39.6%	6,042,300	2.3%
Contract	843,900	763,200	10.6%	826,800	2.1%
Prepaid	5,339,500	3,665,600	45.7%	5,215,500	2.4%
Regions (predominantly prepaid subscribers)	10,120,500	3,004,800	236.8%	7,329,200	38.1%
Total Number of Subscribers	16,303,900	7,433,600	119.3%	13,371,500	21.9%

Churn (quarterly)	9.4%	10.5%	—	8.6%	—

The Company reported a record subscriber growth in the second quarter of 2004 due to the acceleration in subscriber growth in the regions, the launch of new networks in five regions and the acquisition of Dal Telecom International, a cellular operator in three regions of the Russian Far East. The acquisition was closed on June 30, 2004, as a result of which VimpelCom obtained approximately 322,000 additional subscribers as of the date of acquisition. VimpelCom’s subscriber growth in the second quarter of 2004 was negatively affected by the shortage of numbering capacity, particularly in Moscow. As previously disclosed, VimpelCom was granted additional numbering capacity in August both for Moscow and the regions.

Using independent sources to estimate the number of subscribers of the Company’s competitors, VimpelCom estimates its market share in Russia at 32.9% at the end of the second quarter of 2004, compared to 30.0% estimated at the end of the second quarter of 2003. VimpelCom’s market share in the Moscow license area was 46.0% at the end of the second quarter of 2004, compared to the Company’s estimated market share of 48.8% reported at the end of the second quarter of 2003.

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VimpelCom Announces Second Quarter And Six Month 2004 Financial and Operating Results

The Company’s quarterly churn rate in the second quarter of 2004 was 9.4%, compared to the Company’s churn rate of 10.5% reported for the same period in 2003. An increase in churn rate as compared with the 8.6% churn rate reported for the first quarter of 2004 was primarily due to the shortage of numbering capacity which forced the Company to temporarily reduce the termination period for inactive subscribers. This resulted in approximately 200,000 additional disconnects, which increased the second quarter churn rate by approximately 1.4%.

The Company’s management will discuss its second quarter 2004 results during a conference call and slide presentation on August 26, 2004 at 6:30 pm Moscow time (10:30 am EDT in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through September 2, 2004 and September 27, 2004, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line GSM” brand. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s development plans. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com

- Definitions and Tables attached-

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Definitions

1.	OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004, are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

2.	OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

3.	Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

4.	Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

5.	Each ADS represents 0.75 of one share of common stock.

6.	Monthly ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

7.	MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

8.	SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,				Six months ended June 30,
	2004		2003		2004		2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	472,808	US$	290,426	US$	873,711	US$	520,525
Sales of handsets and accessories		17,507		12,956		33,281		26,382
Other revenues		586		1,058		1,606		1,970

Total operating revenues		490,901		304,440		908,598		548,877

Operating expenses:
Service costs		69,327		42,774		131,692		79,934
Cost of handsets and accessories sold		15,357		12,644		28,548		23,351
Selling, general and administrative expenses		158,537		106,721		296,550		192,031
Depreciation		62,743		33,914		120,080		65,592
Amortization		9,513		8,738		18,656		16,110
Impairment of long-lived assets		7,354		0		7,354		0
Provision for doubtful accounts		2,986		2,372		5,089		5,696

Total operating expenses		325,817		207,163		607,969		382,714

Operating income		165,084		97,277		300,629		166,163

Other income and expenses:
Other income		534		90		888		664
Other expenses		(898)		(950)		(1,301)		(1,382)
Interest income		362		2,278		1,863		4,276
Interest expense		(12,904)		(17,961)		(26,760)		(33,997)
Net foreign exchange gain (loss)		861		(1,286)		2,532		41

Total other income and expenses		(12,045)		(17,829)		(22,778)		(30,398)

Income before income taxes and minority interest		153,039		79,448		277,851		135,765

Income taxes expense		44,040		23,129		80,739		38,041
Minority interest in net earnings of subsidiaries		18,044		3,672		30,026		3,690

Net income	US$	90,955	US$	52,647	US$	167,086	US$	94,034

Net income per common share	US$	2.26	US$	1.38	US$	4.16	US$	2.47

Net income per ADS equivalent	US$	1.70	US$	1.04	US$	3.12	US$	1.85

Weighted average common shares outstanding (thousands)		40,178		38,079		40,175		38,076

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2004		December 31, 2003
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	243,553	US$	157,611
Trade accounts receivable		108,375		113,092
Other current assets		290,580		255,540

Total current assets		642,508		526,243

Non-current assets
Property and equipment, net		1,720,740		1,460,542
Telecommunication licenses and allocation of frequencies, net		130,963		103,817
Other intangible assets, net		106,614		59,369
Other assets		213,151		152,261

Total non-current assets		2,171,468		1,775,989

Total assets	US$	2,813,976	US$	2,302,232

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		200,128		158,467
Due to related parties		6,330		8,603
Customer advances and deposits		209,749		181,475
Deferred revenue		2,626		2,701
Ruble denominated bonds payable, current portion		34,450		101,852
Bank loans, current portion		288,211		35,343
Capital lease obligations, current portion		6,879		6,587
Equipment financing obligations, current portion		53,697		70,935
Accrued liabilities		68,738		127,689

Total current liabilities		870,808		693,652

Deferred income taxes		71,810		34,380
Bank loans, less current portion		442,084		330,112
Capital lease obligations, less current portion		6,974		9,154
Ruble denominated bonds payable, less current portion		14,382		—
Accrued liabilities, less current portion		5,214		4,046
Equipment financing obligations, less current portion		23,949		53,008

Minority interest		211,395		179,664

Shareholders’ equity		1,167,360		998,216

Total liabilities and shareholders’ equity	US$	2,813,976	US$	2,302,232

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2004		2003
	(In thousands of US dollars)
Net cash provided by operating activities	US$	298,657	US$	196,614

Proceeds from bank and other loans		382,325		121,732
Proceeds from issuance of rouble denominated bonds		5,200		97,119
Payments of fees in respect of bank loans		(7,216)		—
Payments of fees in respect of debt issue		(2,500)		(1,815)
Repayment of rouble denominated bonds		(59,764)		—
Repayment of bank and other loans		(25,668)		(57,545)
Repayment of equipment financing obligations		(43,126)		(149,384)
Repayment of lease obligations		(260)		(661)

Net cash provided by financing activities		248,991		9,446

Purchase of property and equipment		(334,895)		(221,754)
Purchase of StavTeleSot stock, net of cash acquired of US$658		—		(38,143)
Purchase of DalTelecom stock, net of cash acquired of US$382		(73,689)		—
Purchase of intangible assets		(15,219)		(12,387)
Purchase of other assets		(38,890)		(14,420)

Net cash used in investing activities		(462,693)		(286,704)

Effect of exchange rate changes on cash		987		5,477

Net increase (decrease) in cash		85,942		(75,167)
Cash and cash equivalents at beginning of period		157,611		263,657

Cash and cash equivalents at end of period	US$	243,553	US$	188,490

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	1,659	US$	68,053
Accounts payable for equipment and other long-lived assets		77,004		25,587
Accrued debt and equity offering costs		1,230		249
Operating activities financed by sale of treasury stock		1,268		1,777
Acquisitions:
Fair value of assets acquired		86,655		66,634
Difference between the amount paid and the fair value of net assets acquired		17,401		(4,699)
Cash paid for the capital stock		(74,071)		(38,801)

Liabilities assumed	US$	29,985	US$	23,134

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended
	June 30, 2004	March 31, 2004	June 30, 2003
OIBDA	244,694	202,025	139,929
Impairment loss	(7,354)	—	—
Depreciation	(62,743)	(57,337)	(33,914)
Amortization	(9,513)	(9,143)	(8,738)
Operating income	165,084	135,545	97,277

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of net operating revenues

(Unaudited)

	Three months ended
	June 30, 2004	March 31, 2004	June 30, 2003
OIBDA margin	49.8%	48.4%	46.0%
Less: Impairment loss	(1.5)%	0%	0%
Less: Depreciation as percentage of net operating revenues	(12.8)%	(13.7)%	(11.1)%
Less: Amortization as percentage of net operating revenues	(1.9)%	(2.2)%	(2.9)%
Operating income as percentage of net operating revenues	33.6%	32.5%	32.0%

Reconciliation of SAC to selling, general and

administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended
	June 30, 2004	March 31, 2004	June 30, 2003
Selling, general and administrative expenses	158,537	138,013	106,721
Less: General and administrative expenses	102,247	87,865	65,474
Sales and marketing expenses, including	56,290	50,148	41,247
advertising & marketing expenses	16,468	13,245	13,518
dealers’ commission expense	39,822	36,903	27,729
New gross subscribers,’000	3,987	2,979	1,959
Subscriber Acquisition Cost (SAC) (US$)	14.1	16.8	21.1

Reconciliation of ARPU to service revenue and

connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended
	June 30, 2004		March 31, 2004		June 30, 2003
Service revenue and connection fees	US$	472,808	US$	400,903	US$	290,426
Less: Connection fees		151		185		379
Less: Revenue from rent of fiber-optic channels		304		549		278
Service revenue used to calculate ARPU		472,353		400,169		289,769
Average number of subscribers,’000		14,625		12,318		6,754
Average revenue per subscriber per month (US$)		10.8		10.8		14.3

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Six months ended
	June 30, 2004	June 30, 2003
OIBDA	446,719	247,865
Impairment loss	(7,354)	—
Depreciation	(120,080)	(65,592)
Amortization	(18,656)	(16,110)
Operating income	300,629	166,163

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of net operating revenues

(Unaudited)

	Six months ended
	June 30, 2004	June 30, 2003
OIBDA margin	49.2%	45.2%
Less: Impairment loss	(0.8)%	0%
Less: Depreciation as percentage of net operating revenues	(13.2)%	(12.0)%
Less: Amortization as percentage of net operating revenues	(2.1)%	(2.9)%
Operating income as percentage of net operating revenues	33.1%	30.3%

Reconciliation of SAC to selling, general and

administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Six months ended
	June 30, 2004	June 30, 2003
Selling, general and administrative expenses	296,550	192,031
Less: General and administrative expenses	190,112	122,117
Sales and marketing expenses, including	106,438	69,914
advertising & marketing expenses	29,713	22,963
dealers’ commission expense	76,725	46,951
New gross subscribers,’000	6,967	3,333
Subscriber Acquisition Cost (SAC) (US$)	15.3	21.0

Reconciliation of ARPU to service revenue and

connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Six months ended
	June 30, 2004		June 30, 2003
Service revenue and connection fees	US$	873,711	US$	520,525
Less: Connection fees		336		716
Less: Revenue from rent of fiber-optic channels		853		649
Service revenue used to calculate ARPU		872,522		519,160
Average number of subscribers,’000		13,471		6,207
Average revenue per subscriber per month (US$)		10.8		13.9

Open Joint Stock Company “VimpelCom-Region”

Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,
	2004	2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	209,344	83,212
Sales of handsets and accessories	8,643	7,700
Other revenues	574	892

Total operating revenues	218,561	91,804

Operating expenses
Service costs	38,915	17,665
Cost of handsets and accessories sold	8,199	6,929
Equipment lease	2,763	2,233
Selling, general and administrative expenses	69,458	28,884
Network maintenance	4,518	2,296
Depreciation and amortization	26,222	14,161
Provision for doubtful accounts	1,845	554

Total operating expenses	151,920	72,722

Operating income	66,641	19,082

Other income and expenses:
Other income	(414)	(24)
Other expenses	128	281
Interest income	(219)	(239)
Interest expense	5,414	5,925
Net foreign exchange gain	(568)	(369)

Total other income and expenses	4,341	5,574

Income before income taxes and minority interest	62,300	13,508

Income taxes expense	16,764	4,573
Minority interest in net earnings of subsidiaries	59	286

Net income	45,477	8,649

*) Net income of VimpelCom-Region as a legal entity differs from the $42,960 million net income reported above in this press release for the regional segment for the second quarter of 2004. The difference is caused by the fact that the financial statements of BeeLine-Samara are included in the regions for segment reporting purposes, but are not included in the consolidated financial statements of VimpelCom-Region. BeeLine-Samara operates in the Samara region but, for historical reasons, is owned directly by VimpelCom. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

Three months ended June 30, 2004
Net income of VimpelCom-Region	45,477
Net income of BeeLine-Samara	(5,033)
Net effect of transactions between VimpelCom-Region and BeeLine-Samara	2,516
Net income of VimpelCom’s regional segment	42,960

Operating revenue of VimpelCom-Region as a legal entity differs from the $201,760 million operating revenues for the regional segment excluding inter-company transactions, reported above in this press release for the second quarter of 2004. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

Three months ended June 30, 2004
Operating revenue of VimpelCom-Region	218,561
Operating revenue of BeeLine-Samara	8,114
Net effect of transactions between VimpelCom-Region and BeeLine-Samara	(4,321)
Operating revenue of VimpelCom’s regional segment	222,354
Inter-company operating revenue of VimpelCom-Region and BeeLine-Samara	(20,594)
Regional segment operating revenue excluding inter-company transactions	201,760

Open Joint Stock Company “VimpelCom-Region”

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2004		December 31, 2003
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	32,801	US$	42,729
Trade accounts receivable		13,513		22,726
Other current assets		176,729		137,529

Total current assets		223,043		202,984

Non-current assets:
Property and equipment, net		827,930		624,306
Telecommunication licenses and allocation of frequencies, net		77,427		87,175
Other intangible assets, net		30,759		20,383
Other assets		108,653		62,995

Total non-current assets		1,044,769		794,859

Total assets	US$	1,267,812	US$	997,843

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	108,400	US$	73,345
Due to related parties		122,054		71,420
Customer advances and deposits		72,282		41,916
Deferred revenue		1,125		713
Rouble denominated bonds payable, current portion		34,450		101,852
Bank loans, current portion		16,111		4,710
Capital lease obligation, current portion		—		—
Equipment financing obligations, current portion		10,164		17,078
Accrued liabilities		15,951		16,076

Total current liabilities		380,537		327,110

Deferred income taxes		21,019		24,713
Bank loans, less current portion		88,401		66,500
Long-term loans due to VimpelCom		295,435		176,231
Equipment financing obligations, less current portion		6,594		16,097
Rouble denominated bonds payable, less current portion		14,382		—
Accrued liabilities		3,263		2,718

Minority interest		481		350

Shareholders’ equity		457,700		384,124

Total liabilities and shareholders’ equity	US$	1,267,812	US$	997,843

Open Joint Stock Company “VimpelCom-Region”

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2004		2003
	(In thousands of US dollars)
Net cash provided by operating activities	US$	173,076	US$	32,836

Proceeds from bank and other loans		34,081		99,144
Proceeds from loans from VimpelCom		119,144		54,243
Proceeds from issuance of rouble denominated bonds		5,200		97,119
Repayment of issuance of rouble denominated bonds		(59,764)		—
Payment of fees in respect of bank loans		(6,956)		—
Repayment of bank and other loans		(887)		(34,488)
Repayment of equipment financing obligations		(15,522)		(120,259)
Repayment of capital lease obligations		—		(119)

Net cash provided by financing activities		75,296		95,640

Purchase of property and equipment		(215,348)		(103,951)
Purchase of StavTeleSot stock, net of cash acquired of US$658		—		(38,143)
Purchase of intangible assets		(12,805)		(8,944)
Purchase of other assets		(30,714)		(3,058)

Net cash used in investing activities		(258,867)		(154,096)

Effect of exchange rate changes on cash		567		1,557

Net decrease in cash		(9,928)		(24,063)
Cash and cash equivalents at beginning of year		42,729		52,703

Cash and cash equivalents at end of year	US$	32,801	US$	28,640

Reconciliation of VimpelCom-Region OIBDA to operating income

(Unaudited)

(In thousands of US dollars)

	Three months ended
	June 30, 2004	March 31, 2004	June 30, 2003
OIBDA	92,863	69,923	33,243
Depreciation	(19,616)	(18,194)	(8,524)
Amortization	(6,606)	(6,166)	(5,637)
Operating income	66,641	45,563	19,082

Reconciliation of VimpelCom-Region OIBDA margin to

operating income as percentage of net operating revenues

(Unaudited)

	Three months ended
	June 30, 2004	March 31, 2004	June 30, 2003
OIBDA margin	42.5%	40.1%	36.2%
Less: Depreciation as percentage of net operating revenues	(9.0)%	(10.4)%	(9.3)%
Less: Amortization as percentage of net operating revenues	(3.0)%	(3.5)%	(6.1)%
Operating income as percentage of net operating revenues	30.5%	26.2%	20.8%

Reconciliation of VimpelCom-Region OIBDA to operating income

(Unaudited)

(In thousands of US dollars)

	Six months ended
	June 30, 2004	June 30, 2003
OIBDA	162,786	48,633
Depreciation	(37,810)	(15,284)
Amortization	(12,772)	(10,187)
Operating income	112,204	23,162

Reconciliation of VimpelCom-Region OIBDA margin to

operating income as percentage of net operating revenues

(Unaudited)

	Six months ended
	June 30, 2004	June 30, 2003
OIBDA margin	41.4%	31.0%
Less: Depreciation as percentage of net operating revenues	(9.6)%	(9.7)%
Less: Amortization as percentage of net operating revenues	(3.3)%	(6.5)%
Operating income as percentage of net operating revenues	28.5%	14.8%